SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 30, 2007, of Result of EGM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                   30 March 2007

                               SCOTTISH POWER PLC

SHAREHOLDER APPROVAL OF RECOMMENDED OFFER BY IBERDROLA, S.A., INFORMATION ON
DELIVERY OF CONSIDERATION TO ADS HOLDERS, ANNOUNCEMENT OF PRELIMINARY RESULTS

Results of the Court Meeting and ScottishPower EGM

Scottish Power plc ("ScottishPower") announces that at the Court Meeting and the
ScottishPower EGM held earlier today to approve the recommended offer
(the "Offer") for ScottishPower by Iberdrola, S.A. ("Iberdrola"), to be effected by way of a scheme of arrangement pursuant to section 425 of the Companies Act 1985
(the "Scheme"), both of the resolutions proposed received the overwhelming support of shareholders.

At the Court Meeting, a majority in number of ScottishPower shareholders who voted (either by person or by proxy), representing over 75% by value of the votes cast, voted in favour of the resolution to approve the Scheme. The resolution was accordingly passed. At the ScottishPower EGM, the resolution to approve the Scheme and provide for its implementation was also passed by the requisite majority.

The voting of those members who cast votes either in person or by proxy at the
Court Meeting is summarised below:

Description of            Votes         % Votes    Votes        % Votes        Total Votes    Votes
Resolution                For           For        Against      Against        Cast           Withheld

To approve the Scheme     577,361,223   97.66%     13,841,712   2.34%          591,202,935    3,119,880

The voting of those members who cast votes either in person or by proxy at the
ScottishPower EGM is summarised below:

Description of         Votes            % Votes    Votes         % Votes      Total Votes      Votes
Resolution             For              For        Against        Against     Cast             Withheld

Special Resolution to  552,083,791      97.63%     13,417,881     2.37%       565,501,672      3,504,136
approve the Scheme and
provide for its
implementation

Copies of the resolutions passed at the Court Meeting and ScottishPower EGM have been submitted to the Financial Services Authority ("FSA") and will shortly be available for inspection by the public at the FSA's Document Viewing Facility which is situated at: Document Disclosure Team, UK Listing Authority, The
Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14
5HS (tel. +44 (0)20 7066 8333) from 9.00 a.m. to 5.30 p.m. on every weekday except bank holidays.

Conditions to the Offer

Completion of the Offer remains subject to the satisfaction or, if permitted, waiver of the conditions to the Offer as set out in the scheme document dated 26
February 2007 and sent to ScottishPower shareholders, including, inter alia, the sanction of the Scheme by the Court of Session, Edinburgh, Scotland.

Key Dates(1)

The Court hearings to sanction the Scheme and to confirm the reduction of
ScottishPower's share capital are expected to take place on 19 April 2007 and 23
April 2007 respectively. Subject to the satisfaction of the conditions to the
Offer, the Effective Date of the Scheme is expected to be 23 April 2007.

Listing and dealings in ScottishPower ADSs on the New York Stock Exchange are
expected to be suspended as of close of business on 4 April 2007.

Listing and dealings in ScottishPower Shares on the London Stock Exchange are
expected to be suspended and ScottishPower Shares are expected to cease to settle in CREST as of close of business (London time) on 19 April 2007.

Settlement of New Iberdrola Shares to be issued through Iberclear is to occur as soon as reasonably practicable after the Effective Date, with dealings for normal settlement in New Iberdrola Shares on the market of Bolsas de Valores expected to commence on 25 April 2007, and settlement of Iberdrola CDIs is to occur shortly thereafter.

ScottishPower's Special Dividend of 12 pence is expected to be paid on 27 April
2007 to those ScottishPower Shareholders who are on ScottishPower's register of members at 9.00 a.m. (London time) on the day after the Court sanctions the
Scheme, expected to be 20 April 2007.

Delivery of consideration to ScottishPower ADS Holders - change to delivery process

The Depositary has confirmed that registered ScottishPower ADS Holders who hold their ScottishPower ADSs through the Direct Registration System of DTC will receive the basic consideration automatically following the effectiveness of the
Scheme. Such holders therefore do NOT need to complete and return a Letter of
Transmittal and Form of Election in order to receive the basic consideration, as previously indicated in the Scheme Document. However, registered ScottishPower
ADS Holders who hold their ScottishPower ADSs in certificated form DO need to complete and return a Letter of Transmittal and Form of Election (including all
ScottishPower ADS certificates) in order to receive the basic consideration.

Announcement of preliminary results

ScottishPower also announces that it will publish its preliminary results for the 12 months to 31 March 2007 on or after 19 June 2007. A further announcement will be made following completion of the Offer.

Terms not otherwise defined in this announcement shall have the same meanings as set out in the scheme document dated 26 February 2007.

END

For further information:

Scottish Power plc
Investor Relations: Peter Durman                                                  +44 (0) 141 636 4527
Media Relations: Colin McSeveny                                                   +44 (0) 141 636 4515

Cardew Group (PR adviser to Scottish Power plc)
Anthony Cardew                                                                    +44 (0) 20 7930 0777
Rupert Pittman                                                                    +44 (0) 20 7930 0777

--------------------------

(1)          These times and dates are indicative only and will depend, among other things, on the date on which the conditions to the Offer are either satisfied or waived. Furthermore, these times and dates may change depending on the dates on which the Court sanctions the Scheme and confirms the reduction of
ScottishPower's share capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 30, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary